UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2011

Commission File Number: 001-33728

NOAH EDUCATION HOLDINGS LTD.
10th Floor B Building
Tian’an Hi-Tech Venture Park
Futian District, Shenzhen
Guangdong 518048, People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Education Holdings Ltd.
By:	/s/ Jerry He
	Name:	Jerry He
	Title:	Chief Financial Officer

Dated: March 29, 2011

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

Exhibit 99.1
Noah Education Announces Receipt of Binding Offer for Electronic
Learning Product Business
SHENZHEN, China, March 28, 2011 — Noah Education Holdings Ltd. (NYSE: NED) (“Noah” or the “Company”), a leading provider of education products and services in China, today announced that the board of directors of the Company (the “Board”) has received a binding offer (the “Binding Offer”) from Mr. Benguo Tang, one of Noah’s founders and the former President and Chief Operating Officer of the Company, to acquire Noah’s Electronic Learning Product (“ELP”) business and operating assets. Mr. Tang submitted the Binding Offer, which remains subject to a definitive agreement between Mr. Tang and the Company, in connection with the Company’s ongoing evaluation of various alternatives with respect to the ELP business.
As previously announced on February 25, 2011, the Board received an indicative non-binding offer (the “Non-binding Offer”) for the ELP business from Mr. Tang on February 22, 2011. On March 8, 2011, Mr. Tang delivered US$500,000 to the Company by wire transfer as a good faith deposit for the Non-binding Offer. The special committee established by the Board to evaluate the strategic alternatives relating to the ELP business (the “Special Committee”) subsequently authorized the Company to engage in non-exclusive discussions with Mr. Tang with respect to his offer for the ELP business.
After discussions with the Company, Mr. Tang submitted the Binding Offer to the Board and the Special Committee on March 28, 2011. To date, this is the only binding offer received by Noah since the Company started soliciting offers from potential purchasers of the ELP business in late 2010. Pursuant to the Binding Offer, Mr. Tang has offered to purchase the ELP business and assets (excluding the English and Chinese versions of the “Noah” trademark, cash held by the ELP subsidiaries and the Company’s office facilities in Chengdu) (the “Target Assets”) for (i) RMB135 million if the Target Assets include the Company’s office facilities in Shenzhen or (ii) RMB100 million if the Target Assets do not include the Company’s office facilities in Shenzhen (the “Purchase Price”). The Non-binding Offer had previously indicated a preliminary price range of RMB90 million to RMB120 million for the ELP business and assets (excluding cash held by the ELP subsidiaries and the Company’s office facilities in Chengdu, but including the English and Chinese versions of the “Noah” trademark). Under the Binding Offer, the Purchase Price would be paid to the Company in three installments: (i) 40% of the Purchase Price would be paid within seven business days after the signing of a definitive agreement with respect to the Binding Offer; (ii) 30% of the Purchase Price would be paid within three months after the date of the first payment; and (iii) the remaining 30% of the Purchase Price would be paid within six months after the date of the first payment. The purchase and sale of the Target Assets would close upon receipt of the first payment and Mr. Tang, through his controlled affiliates, would be responsible for the operation of the ELP business immediately after the signing of the definitive transaction agreement, including earnings or losses during the period between signing and closing.

The Binding Offer will expire at midnight on March 31, 2011, China time. The Company will continue to negotiate the terms and conditions of the transaction documents with Mr. Tang on a non-exclusive basis while the Special Committee will evaluate the Binding Offer and assess other alternatives (such as closing down the ELP business) with the assistance of the Company’s professional advisors. The Company currently remains open to offers from other potential purchaser(s) of the ELP business.
About Noah Education Holdings Ltd.
Noah is a leading provider of education products and services in China. The Company’s core offering includes the development and marketing of interactive educational courseware content, electronic learning products (ELPs), software, as well as the provision of education services. Noah combines standardized educational content with innovative digital and multimedia technologies to create a dynamic learning experience and improve academic performance for children in China. The Company has developed a nationwide sales network, powerful brand image, and accessible and diverse delivery platforms to bring its innovative content to the student population. Noah offers education services in China via Shenzhen Wentai Education Industry Development Co., Ltd (“Wentai Education”), a company focused on early childhood, primary and secondary education services, as well as providing English language training for children under the brand Little New Star in its directly owned training centers and franchised training centers. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED. For more information about Noah, please visit http://www.noahedu.com.cn.
Safe Harbor Statement
This press release contains forward-looking statements that reflect Noah’s current expectations and views of future events that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Noah has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. You should understand that our actual future results may be materially different from and worse than what Noah expects. Information regarding these risks, uncertainties and other factors is included in Noah’s most recent Annual Report on Form 20-F and other filings with the SEC.
Contacts:

Noah Education Holdings Ltd. Jerry He Chief Financial Officer and Executive Vice President Tel: +86 (755) 8204 9263 Email: jerry.he@noahedu.com	Investor Relations (US)
Kelly Gawlik
Taylor Rafferty
Tel: +1 (212) 889-4350
Email: noahedu@taylor-rafferty.com

Investor Relations (Hong Kong)
Mahmoud Siddig
Taylor Rafferty
Tel: +852 3196 3712
Email: noahedu@taylor-rafferty.com